SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of November, 2002
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                Form 20-F        Form 40-F
                                     X
                 -------          -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes               No
                                     X
                 -------          -------

This Form 6-K consists of:

A press release issued by Axcan Pharma Inc. on November 14, 2002, entitled "Axcan Delivers Record Performance For Fiscal 2002- Sales Up 27% To $133 Million And Net Earnings Up 82% To $20.9 Million."


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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              AXCAN PHARMA INC.

Date: November 15, 2002       By:   /s/ Jean Vezina
                                    ---------------
                              Name:  Jean Vezina
                              Title: Vice-President, Finance and Chief Financial
                                     Officer